EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of the financial results of the Company’s operations for the years 2001 through 2003 should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 15 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles.

The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.

OVERVIEW

2003 was a year of challenge and achievement for the Company. Construction on the El Sauzal Project in Mexico began in earnest as the last major federal authorization required for construction and exploitation was acquired in the second quarter. At the Marlin Project in Guatemala, the year included completion of a positive feasibility study followed by Board of Directors’ approval for construction, and then in December, receipt of the exploitation permit. The Company produced 230,294 ounces of gold and sold 228,219 ounces. The Marigold Mine increased production to over 142,000 ounces of gold (94,796 for the Company’s account). The San Martin Mine production declined to 101,835 ounces of gold as leach pad chemistry problems encountered in the first quarter took the better part of the year to correct. The Rand Mine successfully entered reclamation mode while still producing 33,663 ounces of gold. The Company’s unhedged production allowed it to take advantage of realized gold prices that averaged 17.6% higher in 2003 than in 2002.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus additional payments of $5.0 million based on the mine being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and received $6.0 million on February 12, 2004. The $2.5 million due on commencement of commercial production, the $2.5 million due twelve months thereafter, and the royalty are considered contingent and have not been recorded in the financial statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001
SUMMARY

The Company continued its profitable performance in 2003 with net earnings of $18.0 million, or $0.14 per share. For 2002, the Company had net earnings of $13.7 million, or $0.14 per share, and in 2001, the Company had net earnings of $4.8 million, or $0.07 per share.

All of the Company’s mining operations were profitable in 2003 and generated earnings from operations of $22.6 million, compared to $19.6 million in 2002 and $12.2 million in 2001. The 17.6% increase in the realized price of gold was the primary reason for the increase over 2002.

The Company continues to generate positive cash flows from operations. Cash flows from operations (before changes in non-cash working capital and reclamation expenditures) were $33.9 million for 2003 compared to $33.8 million for 2002 and $18.5 million in 2001. The Company’s working capital was $145.4 million at December 31, 2003, including cash and equivalents of $126.1 million. This compares to working capital of $169.1 million at December 31, 2002, including cash and equivalents of $160.0 million, and working capital of $53.4 million and cash of $45.9 million at December 31, 2001. In 2003, the Company spent $77.8 million in capital expenditures for mineral property, plant and equipment. Exploration expense was $5.6 million. All expenditures were from cash on hand and internally-generated funds. Capital expenditures and exploration expense for 2004 are budgeted at $147.1 million.

Supplemental Quarterly Data

The Company’s quarterly information for the last eight quarters is shown below:

(amounts in	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
millions of US$)	2002	2002	2002	2002	2003	2003	2003	2003
Average realized price of gold	$292	$313	$318	$326	$348	$353	$371	$402
Revenues (1)	$18.3	$20.3	$19.8	$22.4	$20.8	$21.7	$19.0	$22.5
Net Income (2)	$3.2	$3.4	$2.4	$4.7	$1.9	$3.9	$3.5	$8.7

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net income are the same.

Refer to the discussions in this document as well as the quarterly Management’s Discussion and Analyses for additional information.

The fourth quarter of 2003 was positively impacted by continued increases in the price of gold. In addition, the Company recognized a gain on the sale of the Company’s interest in the Cerro San Pedro Project ($1.5 million), and recognized a recovery of $3.0 million related to future income tax.

Gold Production and costs per ounce

The Company produced 230,294 ounces of gold during 2003, as compared to 251,919 ounces of gold during 2002, and 230,065 ounces of gold in 2001. Production in all three years was from the San Martin, Marigold and Rand Mines. The Company expects to produce approximately 265,000 ounces of gold in 2004 from four mines: San Martin, Marigold, Rand, and El Sauzal, which is scheduled to start operations during the fourth quarter.

		2003			2002			2001
		Cash	Total		Cash	Total		Cash	Total
	Gold	cost per	cost per	Gold	cost per	cost per	Gold	cost per	cost per
Mine	ounces	ounce	ounce	ounces	ounce	ounce	ounces	ounce	ounce
San Martin	101,835	$175	$269	129,435	$106	$203	114,216	$120	$169
Marigold*	94,796	172	243	55,550	180	257	56,525	179	211
Rand	33,663	242	298	66,934	247	284	59,324	265	310

Total/average cost	230,294	$184	$262	251,919	$160	$236	230,065	$172	$216

*	This represents the Company’s 66.67% share of Marigold.

Following is a discussion of the Company’s operations during 2003:

San Martin Mine, Honduras

The major challenge during 2003 at the San Martin Mine was dealing with the production shortfalls resulting from leach pad chemistry problems encountered early in the year. The imbalance in the pH of the heap was exacerbated by continuing drought conditions in Honduras that persisted until late in the year. Mining moved into the Palo Alto pit in the third quarter and will be the focus of mining for the balance of the mine life. Capital expenditures were related to leach pad construction and development in the Palo Alto pit. Mining in 2004 will be almost entirely from the Palo Alto pit. San Martin is budgeted to produce approximately 102,000 ounces of gold in 2004. Proven and probable reserves stood at 654,500 ounces of gold at the end of 2003.

Marigold Mine, Nevada (66.7% Glamis-owned)

The Company is the operator at the Marigold Mine, a partnership operation with Barrick Gold Corporation. Marigold had a year of record production, adding 94,796 ounces of gold to the Company’s account. Marigold continues to add to reserves with year-end 2003 reserves of 1.47 million ounces of gold compared to 1.36 million ounces at the end of 2002. The purchase, in mid-2004, of four 320-ton trucks will accelerate development and lead to production of approximately 110,000 ounces of gold for the Company’s account in 2004, and an expected 140,000 ounces of gold in 2005. In early February 2004, Marigold received a positive Record of Decision (“ROD”) on its Supplemental Environmental Impact Statement from the Bureau of Land Management (“BLM”). This will allow full development of the Millennium expansion project. Construction activities in the southern portion of the property are expected to begin immediately.

Rand Mine, California

The Rand Mine entered into its first full year of reclamation. Substantial progress was made on site closure and reclamation. Excess equipment and spare parts inventory was sold or transferred to the development projects. Rand continues to process gold from the leach pad, producing 33,663 ounces at a total cash cost per ounce of $242 during 2003, and is budgeted to produce approximately 15,000 ounces of gold during 2004. Cyanide is still being added to the Rand heap, but rinsing should begin later this year. Reclamation is expected to be completed in 2005.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

The Company acquired the El Sauzal Project through the acquisition of Francisco Gold Corp. (“Francisco”) in July 2002. A feasibility study on the project was completed prior to closing of the Francisco acquisition and based on that study, and subsequent work performed by the Company, a $101 million capital project was approved by the Board of Directors in late 2002. During 2003, all major permits were received and construction progressed in several areas. The access road running from Choix, in Sinaloa state, to the project is expected to be completed late in the first quarter of 2004. Substantial work has been completed on the camp site, mill site, shop and warehouse sites and haul roads. Purchasing and expediting of major plant and equipment is well underway. The project budget is on track, with $70.0 million in expenditures planned for 2004. Construction is expected to continue through most of 2004, with a planned fourth quarter start-up, and estimated production of 35,000 ounces of gold for the year.

Marlin Project, Guatemala

The Marlin Project was also acquired as part of the Francisco acquisition. At the end of 2002, the project had been expanded from a mineral resource of 1.4 million gold-equivalent ounces to over 4 million gold-equivalent ounces. Additional drilling in 2003 established a reserve of 2.2 million gold ounces along with 33.6 million ounces of silver. Late in the first quarter of 2003 a positive feasibility study was completed and presented to the Board of Directors at the first quarter meeting. The Board approved development of the project and in November 2003, formal approval of the construction budget was given. In late 2003, the Marlin Project obtained its environmental license and exploitation permit. Project expenditures of approximately $120.0 million are planned over the next two years, with an anticipated start-up early in 2006.

Cerro San Pedro Project, San Luis Potosi, Mexico

As noted in the overview, on February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica for proceeds of up to $13.0 million plus additional payments of $5.0 million based on the mine being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold.

Cerro Blanco Project, Guatemala

In 2003, structural analysis on the deposit was completed, revealing the potential to increase resources by drilling additional targets on the property. An exploration program for 2004 has been developed, with drilling to commence in the first quarter of 2004.

Imperial Project, California

In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining.

The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

RECLAMATION ACTIVITIES

The Company’s reclamation and closure activities were centered on final closure and reclamation at the Dee and Daisy Mines and beginning the reclamation of the Rand Mine. The Company spent $3.3 million on reclamation activities in 2003, primarily at the Rand and Dee Mine sites. The reclamation on tailings facility #2 at Dee was completed in 2003, and reclamation on tailings facility #1 is awaiting final solution evaporation and grading in 2004. The Company spent $2.5 million during 2002 and $2.6 million during 2001 on reclamation. The Company plans to spend approximately $1.3 million in 2004 on site closure and reclamation, primarily at the Rand Mine, with final expenditures at Dee.

REVENUES

Revenues from production increased to $84.0 million for the year ended December 31, 2003 from $80.8 million for the year ended December 31, 2002 and $64.3 million for the year ended December 31, 2001. The increase in revenues is the result of a significantly stronger realized gold price offset by a reduction of 11.5% in the number of ounces sold. The Company sold 228,219 ounces of gold during 2003 compared to 257,759 ounces sold in 2002, and 235,397 ounces sold in 2001. The Company realized an average of $368 per ounce of gold in 2003 compared to $313 per ounce of gold sold in 2002, and $272 per ounce of gold sold in 2001.

COST OF PRODUCTION

The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level, depreciation and depletion costs and site closure and reclamation accruals. Total production costs include depreciation and depletion and site closure and reclamation accruals. There is a difference between cost of sales and cost of production relating to the difference in the cost of the additional ounces sold out of inventory during the year. In the Company’s case however, there is no significant difference in the total cash cost per ounce of production and the total cash cost per ounce sold. The number of gold ounces produced in 2003 was 230,294 compared to the number of ounces of gold actually sold of 228,219.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The Company’s cost of sales for the year ended December 31, 2003 was $41.6 million compared to the $41.1 million in the year ended December 31, 2002 and $40.5 million for the year ended December 31, 2001. Although there was a decrease of 29,540 ounces of gold sold in 2003, cost of sales increased as a result of increased total cash costs of production per ounce. Total cash cost per ounce of gold increased to an average of $184 per ounce from $160 per ounce in 2002 and $172 per ounce in 2001. The increased cost of production at San Martin was the most significant factor in the increase of cash cost per ounce.

In 2003, the total cost of production per ounce rose to $262 from $236 per ounce in 2002. The average total cost of production per ounce of gold was $216 per ounce in 2001. Depreciation and depletion charges totaled $17.0 million during 2003 compared to $17.9 million during 2002 and $12.7 million during 2001. Changes in the depreciation and depletion expense are attributable to changes in the reserve base as well as production levels, as many charges are made on a “unit-of-production” basis. The decline in overall depreciation and depletion charges in 2003 is due to reduced production and sales.

OTHER INCOME AND EXPENSES

The Company expended $9.3 million on exploration during 2003 of which $5.6 million was expensed and $3.7 million capitalized to the related mineral property. The most significant expenses were at the Marlin Project, where $3.0 million was spent on pre-feasibility exploration and development, the Marigold Mine, which accounted for $1.4 million, and the Cerro Blanco Project where $0.6 million was expended. $2.6 million was capitalized at Marlin and $1.1 million at Marigold for reserve additions and in-fill drilling. During 2002, $3.2 million was spent on exploration in addition to $2.9 million expended on the Marlin Project that was accounted for as part of the Francisco acquisition. Exploration expense was $1.7 million during 2001.

General and administrative expenses increased to $5.9 million in 2003 from $4.6 million in 2002 and $4.4 million in 2001. In 2003, the Company incurred increased expenses related to support for the new development projects, uncompleted financing costs and business development.

The Company had no write-downs or recoveries associated with properties during 2003 or 2002, and in 2001 recognized a recovery of $1.3 million relating to over-accruals of reclamation and site closure liabilities on properties acquired in the 1999 Rayrock Resources Inc. acquisition.

Interest and other income recognized by the Company increased to $4.4 million during 2003 compared to $2.3 million in 2002 and $1.1 million in 2001. Significant items in 2003 included the gain recognized on the sale of the Company’s investment in the Cerro San Pedro Project ($1.5 million) and interest received on a tax refund relating to previous years ($1.0 million). Interest income from the Company’s investments increased to $1.8 million as invested cash balances averaged over $125 million during 2003. Foreign exchange losses were $0.4 million and other miscellaneous income from sales of assets totaled $0.5 million. In 2002, interest income was $0.9 million, foreign exchange gains were $0.8 million and other income was $0.6 million. The 2001 amount includes interest and miscellaneous other income of $1.5 million, gains on disposals of assets of $0.5 million, and a foreign exchange loss of $0.1 million which was offset by a payment of $0.8 million on share appreciation rights made to a former Rayrock Resources Inc. officer.

For 2002 and 2003, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin Mine, resulting in future income tax expense of $1.8 million in 2003 and $0.8 million in 2002. In 2003, the valuation allowance related to U.S. tax losses was reduced, resulting in a recovery of $3.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Cash Flow

The Company’s working capital position remained strong at $145.4 million at December 31, 2003, as the Company’s mining operations produced $40.5 million in cash flows. The significant improvement to $169.1 million at December 31, 2002 from $53.4 million at December 31, 2001 was due primarily to the common share offering in November 2002, which netted the Company $110.6 million in cash, and the balance from cash flows from the operating units net of capital expenditures.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) was $33.9 million in 2003 compared to $33.8 million in 2002 and $18.5 million in 2001. The 2003 amount reflects increases in revenues due to the higher gold price offset by reduced production and sales and increased costs per ounce. The 2002 cash flows reflect higher gold prices, increased production and improved cash costs per ounce compared to 2001. Net cash provided by operating activities, which includes the non-cash working capital changes and cash expenditures on the reclamation properties, declined to $27.0 million in 2003 as accounts receivable increased reflecting large value-added tax receivables related to the construction at the El Sauzal Project. The net cash flow from operating activities was $28.3 million in 2002 and $11.8 million in 2001.

Long-term liabilities were $88.2 million at December 31, 2003. The long-term portion of the reserve for site reclamation and closure was $6.0 million, a reduction from the $6.9 million at December 31, 2002 and the $8.4 at December 31, 2001. The reduction is due to significant expenditures since 2001 on site closure and reclamation totaling $8.4 million over three years. The liability for future income tax at December 31, 2003 was $82.2 million compared to $70.4 million as at December 31, 2002 ($9.4 million at December 31, 2001). This consists of approximately $60.0 million recorded in connection with the purchase price of Francisco in 2002 and $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. in 2003 (also see “Capital Resources”). The balance in future income tax liabilities consists primarily of amounts recorded in connection with the purchase of the San Martin property as well as the result of tax-effecting the earnings from San Martin. The Company continues to have no long-term debt.

Capital Resources

During 2003 the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 Plan of Arrangement with Francisco Gold Corp. In 2002, the Company sold 13.9 million common shares in a public offering resulting in proceeds to the Company of Cdn$175.7 million (US$111.7 million). Transaction costs associated with the offering were $1.1 million.

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco Gold Corp. Francisco’s principal assets were the El Sauzal Project and the Marlin Project. The Company issued 25.8 million common shares valued at $124.5 million to the shareholders of Francisco under the terms of the plan of arrangement.

No dividends are planned to be declared or paid in 2004 as the Company’s cash is being used for the development activities at El Sauzal, Marlin and Marigold. No dividends were paid or declared in 2003, 2002 or 2001.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.

Capital Expenditures

The Company’s capital expenditures increased significantly to $77.8 million during 2003 as construction at the El Sauzal Project and the Marlin Project began and expansion at the Marigold Mine continued. Capital expenditures rose to $32.5 million during 2002, from $14.8 million in 2001, due primarily to the expansion at Marigold and the Francisco acquisition. Expenditures in 2001 focused on expansion at Marigold and San Martin.

Major capital expenditures during the fiscal year 2003 were as follows:

(in millions)
El Sauzal Project development and purchase of equipment	$43.8
Marlin Project development and purchase of equipment	16.1
Marigold Mine development and purchase of equipment	14.1
San Martin Mine development and purchase of equipment	3.5
Other	0.3

$77.8

Included in the above were $1.1 million and $2.6 million of exploration expenditures that were capitalized relating to expanded reserves at Marigold and Marlin, respectively.

Capital expenditures and funds for exploration in 2004 are estimated to be approximately $160.0 million. The primary capital expenditures are expected to be for plant, equipment and development of the El Sauzal Project ($70.0 million), equipment purchases and development at the Marlin Project ($61.6 million), equipment purchases and development for the Marigold Mine expansion ($20.3 million), and leach pad expansion and development at the San Martin Mine ($2.0 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Guatemala, Mexico and Honduras.

The Company believes that estimated cash flows from operations and current cash reserves will be sufficient to fund its anticipated 2004 expenditures.

HEDGING

At December 31, 2003, December 31, 2002 and at December 31, 2001, the Company had no ounces hedged.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. These are illustrated in the table below:

(amounts in millions of U.S. dollars)

Contractual	Less than			More than
Obligations	one year	1 – 3 years	4 – 5 years	5 years	Total
Operating leases	$0.5	$0.6	$0.5	—	$1.6
Minimum royalty payments	$0.6	$0.9	$0.6	$1.7	$3.8
Construction and equipment purchase contracts	$28.1	—	—	—	$28.1

	Less than			More than
Contingencies	one year	1 – 3 years	4 – 5 years	5 years	Total
Future site closure and reclamation costs (1)	$1.3	$1.1	$2.5	$15.1	$20.0

(1)	In the Company’s financial statements, $1.3 million of these obligations are included in current liabilities and $6.0 million in long-term liabilities. The Company has $9.5 million in certificates of deposit as collateral backing these obligations.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company has 200,000,000 shares of common stock authorized, of which 130,233,878 are outstanding as of March 1, 2004. The Company also has outstanding 4,015,500 stock options as of March 1, 2004, each of which is exercisable into one common share.

ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS

Reclamation and Environmental

The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Standard leaching techniques have been designed to comply with environmental requirements imposed by regulatory authorities. Due to the impervious qualities of the heap leach pad and the closed nature of the leaching system, the Company believes that its mining operations have no materially adverse effect on the environment. However, the Company cannot guarantee that such will not occur.

Tailings impoundments have been constructed at the Company’s Dee and Marigold mines. Milling operations have been suspended indefinitely at the Marigold Mine and significant work was performed in 2002 and 2003 to reclaim the tailings impoundment. The facility has been completely covered, with final contouring and re-seeding planned for 2004. At the Dee Mine, milling operations were completed early in 2001 and reclamation of the tailings impoundments are nearly complete. Tailings impoundments pose certain risks to the environment including the potential for groundwater contamination and wildlife mortalities. The Company operates all of its tailings facilities in substantial compliance with applicable rules and regulations. Tailings facilities will be reclaimed in accordance with state-approved reclamation plans.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company made no material capital expenditures for environmental control facilities during 2003, 2002 and 2001, except for expenditures for the leach pad construction at San Martin and Marigold mines. The Company estimates that it will spend approximately $8.0 million in this area during the year ending December 31, 2004 including leach pad construction at San Martin ($1.2 million) and Marigold (Company’s share -$2.8 million), the tailings system at El Sauzal ($3.0 million) and initial work on the tailings impoundment at Marlin ($1.0 million). At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.

As of December 31, 2003, the Company had in place $9.5 million in letters of credit ($7.1 million at December 31, 2002) backed by certificates of deposit, and $3.8 million in reclamation bonds ($3.8 million at December 31, 2002) issued as security for future reclamation costs.

Legal and Regulatory

Legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold mine, and all production from the Imperial Project if it were to be developed.

Other Risk Factors

The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.

Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore, in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.

The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.

Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.

The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.

The Company’s mining operations are subject to health, safety and environmental legislation and regulations, changes in which could cause additional expenses, capital expenditures, restrictions and delays in the Company’s activities, the extent of which cannot be predicted.

The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. To December 31, 2003, these costs have been accrued on a unit-of-production basis as gold is recovered and sold, based on the estimated amount of mineral reserves expected to be recovered from each location, with the aggregate amount accrued being reflected as a liability on the Company’s consolidated balance sheet. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per ounce, or both, all of which would reduce the Company’s earnings and net assets.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.